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               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549


                             FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                 Commission File Number 0-18827

                  First Community Banking Services, Inc.
     (Exact name of registrant as specified in its charter)

                   300 S. Peachtree Parkway
                   Peachtree City, Georgia 30269
                       (770) 631-2265



(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                  Common Stock, par value $1.00
    (Title of each class of securities covered by this Form)

_____________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)   [X]     Rule 12h-3(b)(1)(ii) [ ]
     Rule 12g-4(a)(1)(ii)  [ ]     Rule 12h-3(b)(2)(i)  [ ]
     Rule 12g-4(a)(2)(i)   [ ]     Rule 12h-3(b)(2)(ii) [ ]
     Rule 12g-4(a)(2)(ii)  [ ]     Rule 15d-6           [ ]
     Rule 12h-3(b)(1)(i)   [ ]

     Approximate number of holders of record as of the certification or notice date:

None, following consummation of the merger of First Community Banking Services, Inc. with and into Regions Financial Corporation

     Pursuant to the requirements of the Securities Exchange Act of 1934, Regions Financial Corporation, successor by merger to First Community Banking Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: September  18, 1998     BY: /s/ Ronald C. Jackson
                              Sr. Vice President
                              Regions Financial Corporation, successor by
                              merger to First Community Banking Services, Inc.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.